UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DC
1166126

DIVISION OF
CORPORATION FINANCE

04021410

March 29, 2004

Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/29/2004

Re: J.C. Penney Company, Inc.
Reconsideration request dated February 26, 2004

Dear Mr. Nystrom:

This is in response to your letter dated February 26, 2004 concerning a shareholder proposal you submitted to J.C. Penney. On February 13, 2004, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if J.C. Penney excluded the shareholder proposal from its proxy materials in reliance on rule 14a-8(h)(3). You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary Y. Jakimier
Attorney
J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Gary L. Nystrom
250 Gentry Circle, Vacaville, CA 95687 (707) 449-8116 Radar250@aol.com

February 26, 2004

Ms. Grace Lee
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N. W.
Judiciary Plaza
Washington D. C. 20549

Dear Ms. Lee:

I am requesting a reconsideration of your opinion regarding your informal opinion to permit J.C. Penney to omit my Stockholder proposal from this year proxy and allow me to present or send a qualified representative if I find I am unable to attend the Annual Meeting.

As I stated in my January 26, 2004 letter to your office, my sole reason why I was unable to attend the 2003 Annual Meeting was because of my health conditions. Because of my disability, I suffer from spinal, cervical and neurological issues which cause electrical shocking pains throughout my entire body which limits my ability to walk, travel safely and often causes incontinence.

I believe the Company has made no valid effort to determine if my absence from the 2003 Annual Meeting was for anything less than for a good cause. As I stated in my previous letter, the Company is well aware of my medical condition and I have been able to attend every annual meeting until 2003. Additionally, at no time when even after I sent an e-mail to the Company seeking the proxy results, did Mr. Lotter, Secretary and General Counsel inquire about my absence when he sent a written reply to me.

Again, I ask for your reconsideration to my request. The fact is, if I have been made aware of the requirement to call if I was unable to attend or I had to send a qualified representative, I surely would have complied with those requirements. However, at no times were those requirement expressed to me in any way. I believe there is more to this than just me missing the Annual Meeting which I would be willing to discuss with you on the phone.

If you like to discuss this matter further or I would like the opportunity to confer with the Division prior to the issuance of a formal response. You can contact me at (707) 449-8116.

Sincerely,

Gary Nystrom

cc: Kier Gumbs

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Complimentary Fax Cover Sheet

To: GRACE LEE	From: GARY NYSTROM
Fax # (202) 942-9525	Phone # (707) 449-8116
Date: 2/26/04	☑ Urgent ☐ Confidential ☐ Confirm Receipt
Number of Pages: (Including Cover) 2	Reply Fax #:

Message:

Would Like to Discuss. As you Know, Court Issues are very Expensive and Court Be for more serious issues.